G3 VRM Acquisition Corp.

420 Boylston Street, Suite 302

Boston, MA 02116

June 28, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	G3 VRM Acquisition Corp. Registration Statement on Form S-1 (File No. 333-255226)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, G3 VRM Acquisition Corp., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-255226) filed with the U.S. Securities and Exchange Commission on April 14, 2021, as amended, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on Wednesday, June 30, 2021, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean, Esq. of Harter Secrest & Emery LLP, counsel to the Registrant, at (585) 231-1248.

Very truly yours,

G3 VRM Acquisition Corp.

By:	/s/ Matthew Konkle
Matthew Konkle
Chief Executive Officer